May 11, 2011

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 001-11758

Dear Ms. Hayes:

Morgan Stanley (the “Company”) received your letter dated May 6, 2011, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

We respectfully request an extension of time to respond to your letter and intend to provide our response on or before June 9, 2011.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth

Paul C. Wirth
Deputy Chief Financial Officer

cc:	Michael Seaman, Securities and Exchange Commission
Staci Shannon, Securities and Exchange Commission
Kevin W. Vaughn, Securities and Exchange Commission
Ruth Porat, Executive Vice President and Chief Financial Officer